Exhibit 99.1

AUNA S.A.

Société anonyme

6, Rue Jean Monnet

L-2180 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B267590

(the Company)

Luxembourg, 20 November 2024

Convening notice to the ordinary general meeting of the shareholders of the Company

General nature of the business to be transacted: (i) presentation and approval of the standalone financial statements of the Company for the financial year having ended on 31 December 2023 drawn-up in United States Dollars and according to Luxembourg generally accepted accounting principles (Lux GAAP), (ii) confirmation of the allocations to the undistributable reserve accounts as outlined in the standalone financial statements of the Company approved at the occasion of the annual general meeting of the shareholders held on 6 August 2024 and confirmation of a corresponding reclassification of a portion of the Company’s retained (losses) earnings for the financial year having started on 1 January 2024, (iii) dismissal of KPMG Audit S.à r.l. as statutory auditor (réviseur d’entreprises agréé) of the Company with immediate effect and appointment of ATWELL as statutory auditor (réviseur d’entreprises agréé) of the Company in Luxembourg, due to local regulatory reasons, with immediate effect and until the annual general meeting of the shareholders of the Company approving both the consolidated and the standalone financial statements of the Company for the financial year ending on 31 December 2024 and (iv) ratification of the appointment of EMMERICH, CÓRDOVA Y ASOCIADOS SOCIEDAD CIVIL DE RESPONSABILIDAD LIMITADA (KPMG Perú) as contractual auditor of the Company in order to continue the compliance with the requirements of the U.S. Securities and Exchange Commission with immediate effect and until the annual general meeting of the shareholders approving both the consolidated and the standalone financial statements of the Company for the financial year ending on 31 December 2024.

Dear Sir or Madam,

We write to you in your capacity as shareholder of the Company and we hereby kindly convene you to the ordinary general meeting of the shareholders of the Company (the Meeting) which will take place at 6, Rue Jean Monnet, L-2180 Luxembourg, Grand Duchy of Luxembourg, on 30 December 2024 at 3:00 pm CET or at any earlier or later date that could be agreed by all the shareholders.

The Meeting will have the following agenda:

1.	Convening formalities;

2.	Presentation and approval of the standalone financial statements of the Company for the financial year having ended on 31 December 2023 (the 2023 Financial Year) drawn-up in United States Dollars and according to Luxembourg generally accepted accounting principles (Lux GAAP) (the 2023 Lux GAAP Financial Statements);

3.	Confirmation of the allocations to the undistributable reserve accounts as outlined in the standalone financial statements of the Company approved at the occasion of the annual general meeting of the shareholders held on 6 August 2024 (the Reserve Allocations) and confirmation of a corresponding reclassification of a portion of the Company´s retained (losses) earnings for the financial year having started on 1 January 2024;

4.	Dismissal of KPMG Audit S.à r.l. as statutory auditor (réviseur d’entreprises agréé) of the Company with immediate effect and appointment of ATWELL, a Luxembourg private limited liability company (société à responsabilité limitée) having its registered office at 33, rue de Gasperich, L-5826 Hesperange, Grand Duchy of Luxembourg and registered with the Luxembourg Register of Commerce and Companies under number B 169787, as statutory auditor (réviseur d’entreprises agréé) of the Company in Luxembourg, due to local regulatory reasons, with immediate effect and until the annual general meeting of the shareholders approving both the consolidated and the standalone financial statements of the Company for the financial year ending on 31 December 2024;

5.	Ratify the appointment of EMMERICH, CÓRDOVA Y ASOCIADOS SOCIEDAD CIVIL DE RESPONSABILIDAD LIMITADA (KPMG Perú), a Peruvian sociedad civil de responsabilidad limitada, having its registered office at avenida Javier Prado Este 444 P.27, San Isidro, Lima, Peru and registered with the Partida Registral number 01681796 , as contractual auditor of the Company in order to continue the compliance with the requirements of the U.S. Securities and Exchange Commission with immediate effect and until the annual general meeting of the shareholders approving both the consolidated and the standalone financial statements of the Company for the financial year ending on 31 December 2024;

6.	Delegation of powers; and

7.	Miscellaneous”.

Any shareholder who holds one or more class A share(s) and/or class B share(s) of the Company on 21 November 2024 at 23:59 CET will be admitted to the Meeting and may attend and vote at the Meeting, as applicable.

If you wish to attend in person, please confirm your participation at the Meeting by email to cmb@cbconsultoria.com and Francois.Bernard@Stibbe.com before 27 December 2024 at 6:00 pm CET.

If you do not wish to attend the Meeting in person, you may appoint any person as your attorney by written proxy given by facsimile or email or by any other similar means, to represent you at the Meeting. In this case, you are kindly requested to execute the power of attorney attached hereto as Schedule 1, and to send a pdf copy of the signed document to cmb@cbconsultoria.com and Francois.Bernard@Stibbe.com before 27 December 2024 at 6:00 pm CET. Should you wish to appoint another attorney than the one proposed in the attached power of attorney, please specify the name(s) of any such alternate attorney(s) in the form of power of attorney.

The original power of attorney or voting form should be sent to the following address:

Stibbe Avocats

c/o Mr. François Bernard

26, boulevard F.W. Raiffeisen

L-2411 Luxembourg - Grand Duchy of Luxembourg

The 2023 Lux GAAP Financial Statements will be available at the registered office of the Company at least 8 days before the Meeting for inspection by the shareholders of the Company.

Yours faithfully,

AUNA S.A.

/s/ Mauricio Balbi Bustamante
Name: Mauricio Balbi Bustamante
Function: Authorised Representative

SCHEDULE 1: POWER OF ATTORNEY

POWER OF ATTORNEY

[If the shareholder is a company]

The undersigned, [Name of shareholder], domiciled at [Address] registered with [name of register] under number [number] (the Undersigned),

OR

[If the shareholder is a physical person]

The undersigned, [Name of shareholder], residing professionally at [Address] (the Undersigned),

hereby grants a special power of attorney, with full power of substitution, (i) to any employee of TMF Group Luxembourg and/or (ii) to any lawyer or employee of the law firm Stibbe Avocats in Luxembourg, each acting under his/her sole signature (the Attorney), to represent the Undersigned and intervene in the name and on behalf of the Undersigned at the general meeting of AUNA S.A., a public limited liability company (société anonyme) incorporated and organized under the laws of the Grand Duchy of Luxembourg, having its registered office at 6, rue Jean Monnet, L-2180 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B267590 (the Company), which will take place in Luxembourg, at 6, Rue Jean Monnet, L-2180 Luxembourg, Grand Duchy of Luxembourg, on 30 December 2024 at 3:00 pm CET or at any earlier or later date that could be agreed by all the shareholders, and to vote in favour of the items contained in the following agenda:

1.	Convening formalities;

2.	Presentation and approval of the standalone financial statements of the Company for the financial year having ended on 31 December 2023 (the 2023 Financial Year) drawn-up in United States Dollars and according to Luxembourg generally accepted accounting principles (Lux GAAP) (the 2023 Lux GAAP Financial Statements);

3.	Confirmation of the allocations to the undistributable reserve accounts as outlined in the standalone financial statements of the Company approved at the occasion of the annual general meeting of the shareholders held on 6 August 2024 (the Reserve Allocations) and confirmation of a corresponding reclassification of a portion of the Company´s retained (losses) earnings for the financial year having started on 1 January 2024;

4.	Dismissal of KPMG Audit S.à r.l. as statutory auditor (réviseur d’entreprises agréé) of the Company with immediate effect and appointment of ATWELL, a Luxembourg private limited liability company (société à responsabilité limitée) having its registered office at 33, rue de Gasperich, L-5826 Hesperange, Grand Duchy of Luxembourg and registered with the Luxembourg Register of Commerce and Companies under number B 169787, as statutory auditor (réviseur d’entreprises agréé) of the Company in Luxembourg, due to local regulatory reasons, with immediate effect and until the annual general meeting of the shareholders approving both the consolidated and the standalone financial statements of the Company for the financial year ending on 31 December 2024;

5.	Ratify the appointment of EMMERICH, CÓRDOVA Y ASOCIADOS SOCIEDAD CIVIL DE RESPONSABILIDAD LIMITADA (KPMG Perú), a Peruvian sociedad civil de responsabilidad limitada, having its registered office at avenida Javier Prado Este 444 P.27, San Isidro, Lima, Peru and registered with the Partida Registral number 01681796 , as contractual auditor of the Company in order to continue the compliance with the requirements of the U.S. Securities and Exchange Commission with immediate effect and until the annual general meeting of the shareholders approving both the consolidated and the standalone financial statements of the Company for the financial year ending on 31 December 2024;

6.	Delegation of powers; and

7.	Miscellaneous.

The Undersigned authorizes the Attorney to approve, reject or modify any item on the agenda and, with the express approval of the Undersigned, add any item to the agenda, in his name and gives as well full powers to the Attorney to sign all documents or do all acts and declarations necessary or useful in connection with or in respect of the performance of this power of attorney, even though not especially indicated, undertaking to ratify and confirm such acts and signatures if the need would arise.

If the general meeting of the Company referenced above has not taken place within three (3) months following the issuance of this power of attorney, then the Undersigned shall have the power at any time thereafter to revoke all authority conferred by this power of attorney by giving written notice to the Attorney that this power of attorney has been terminated, which termination shall be effective upon receipt of such notice by the Attorney.

The Undersigned undertakes to indemnify the Attorney fully against all claims, losses, costs, expenses, damages or liability which the Attorney sustains or incurs as a result of any action taken by him/her in good faith pursuant to this power of attorney.

This power of attorney is governed by and shall be construed in accordance with the laws of the Grand Duchy of Luxembourg. The courts of the district of the city of Luxembourg shall have exclusive jurisdiction to hear any dispute or controversy arising out of or in connection with this power of attorney.

[Remainder of the page intentionally left blank - Signature page follows]

Given on ________________, 2024

[If the shareholder is a company]

By: [name of shareholder]

Name: [Name of signatory]
Title: [*]

OR

[If the shareholder is physical person]

[First and last names]

[If the shareholder is a company]

[Schedules:

-	Extract of the Undersigned issued by the local trade and companies register evidencing that the person(s) signing the present proxy is(are) duly authorized to sign on behalf of the Undersigned.

-	Passport copy of the person(s) signing the present proxy.]